AIP ALTERNATIVE LENDING FUND P
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881

June 30, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIP Alternative Lending Fund P (the "Registrant")
Registration Statement on Form N-2
File Nos.: 333-218890 and 811-23266

Ladies and Gentlemen:

On behalf of the AIP Alternative Lending Fund P, pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above-referenced Registration Statement on Form N-2 filed with the Commission on June 22, 2017:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

In addition, the section on the facing page referring to Section 8(c) of the Act should be deleted.

Should you have any questions or require additional information, please do not hesitate to contact Allison Fumai of Dechert LLP, external counsel to the Registrant, at (212) 698-3526.

Sincerely,

AIP Alternative Lending Fund P

By:	/s/ Allan Fajardo
Name:	Allan Fajardo
Title:	Assistant Secretary